FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q2 & YTD RESULTS

HIGHLIGHTS:

Q2 Branded Beverage Sales Jump 108%

Q2 HappyWater® Sales Leap 94%

Largest Asian Sale in Company History Completed

Company to Exit Long-Declining Co-Pack Business

YTD Positive Net Income

YTD EBITDAS $0.17/ Share

Vancouver, Canada, September 22, 2016, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its second quarter of fiscal 2016, which ended August 31, 2016. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

The Company experienced a breakthrough in sales of its branded beverage portfolio, delivering an increase in branded sales revenue of 108.3% in Q2 and 54.0% YTD.

Sales of HappyWater® led the way with a remarkable increase in revenue of 94.2% in Q2 and 66.2% YTD.

YTD net income was $147,000 or $0.05 per share ($0.05 fully diluted) versus net loss of ($424,000) or ($0.15) per share in the first half of last year. Q2 2016 net loss was ($148,000) or ($0.05) per share (($0.05) fully diluted) versus net loss of ($13,000) or $0.00 per share in the same quarter of fiscal 2015.

YTD net income before SBC was $147,000 or $0.05 per share ($0.05 fully diluted), compared to net loss of ($340,000) or ($0.12) per share a year ago. Q2 2016 net loss before stock based compensation (SBC) was ($148,000) or ($0.05) per share (($0.05) fully diluted) versus net income of $71,000 or $0.03 per share in the same quarter last year.

Q2 2016 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $(13,000) or $0.00 per share ($0.00 fully diluted), versus $242,000 or $0.09 per share during the same period last year. YTD EBITDAS was $479,000 or $0.17 per share ($0.17 fully diluted), versus ($67,000) or ($0.02) per share in the first half of last year.

Leading Brands Chairman and CEO Ralph McRae stated: “We have been working diligently for the past three years to re-establish our portfolio of premium brands as leaders in their respective categories. I am personally gratified to see these results as a vindication of our approach and those efforts. In particular, our breakthrough in Asia, and specifically China, has been a long time coming. Much of our success was based on the coalescence of our determined commitment to that market with a realization by our international customers that safe, premium, quality food products are critical to the health and wellbeing of their families. When it comes to those attributes, established Canadian suppliers such as Leading Brands have a distinct advantage.”

“These major gains in our branded business have for the past several years been overshadowed by the relentless decline in volumes of our principal co-pack customer. As a result, the company has decided to exit the co-pack business to focus our efforts and resources where they can deliver the growth and returns our shareholders expect and deserve. The company will wind down operations at its hot fill bottling plant over the next few months in connection with the previously scheduled expiration of our current co-pack agreement. This will likely result in a non-cash write down of certain assets as well as our incurring associated termination costs in the current fiscal year. This transition may have a material adverse impact on our reported results, which we are intently focused on minimizing in both magnitude and duration.”

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(148,000)	$(13,000)	$147,000	$(424,000)
Add Back SBC	-	84,000	-	84,000
Net income (loss) before SBC	$(148,000)	$71,000	$147,000	$(340,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(0.05)	$-	$0.05	$(0.15)
Add Back SBC	-	0.03	-	0.03
Net income (loss) before SBC - Basic	$(0.05)	$0.03	$0.05	$(0.12)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(148,000)	$(13,000)	$147,000	$(424,000)
Add Back:
Interest, net	-	(1,000)	-	(4,000)
Depreciation and amortization	172,000	172,000	342,000	342,000
Non-cash stock based	-	84,000	-	84,000
compensation
Non-cash income tax expense	(37,000)	-	(10,000)	(65,000)
Total Add Backs	135,000	255,000	332,000	357,000
EBITDAS	$(13,000)	$242,000	$479,000	$(67,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(0.05)	$-	$0.05	$(0.15)
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.12	0.12
Non-cash stock based compensation	-	0.03	-	0.03
Non-cash income tax expense	(0.01)	-	-	(0.02)
Total Add Backs	0.05	0.09	0.12	0.13
EBITDAS	$0.00	$0.09	$0.17	$(0.02)

Gross profit margin for the quarter was 33.7%, down from 38.2% in the same quarter last year, due to a change in product mix. The company continues to feel the drag of decreasing volumes from its principal co-pack customer and is now in a position to take constructive steps to address that trend.

Gross revenue for Q2 2016 was $3,227,000, versus $3,888,000 in the comparative period of last year. A decrease in revenue for co-packaging services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $261,000 in Q2 2016, an increase of $149,000 compared to the same period of the prior year as a result of new listing fees for Happy Water®. Selling, General and Administrative Expenses (“SG&A”) were $974,000 in Q2 of fiscal 2016, versus $1,277,000 in Q2 of the previous year. This shows the benefit of cost cutting measures implemented throughout much of 2015.

As at August 31, 2016 the Company had outstanding 2,802,412 common shares.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2016 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015

Gross Revenue	$3,227,155	$3,888,224	$6,260,877	$7,071,009
Less: Discount, rebates and slotting fees	(260,757)	(111,749)	(440,769)	(198,804)
Net Revenue	2,966,398	3,776,475	5,820,108	6,872,205

Cost of sales	1,966,771	2,333,201	3,715,751	4,465,911
Operations, selling, general & administration expenses	974,327	1,277,449	1,919,586	2,509,234
Depreciation of property, plant and equipment	171,846	172,030	342,099	342,499
Interest, net	-	(1,134)	-	(3,599)
Change in fair value of derivative liability	38,715	7,715	12,673	46,656
Gain on disposal of assets	-	-	(306,774)	-
	3,151,659	3,789,261	5,683,335	7,360,701
Net income (loss) before taxes	(185,261)	(12,786)	136,773	(488,496)

Income tax expense	(37,337)	-	(10,178)	(64,939)

Net and comprehensive income (loss)	$(147,924)	$(12,786)	$146,951	$(423,557)

Earnings per share
Basic income (loss) per share	$(0.05)	$-	$0.05	$(0.15)
Weighted average number of shares outstanding – basic	2,817,471	2,877,735	2,838,584	2,892,311

Fully diluted income (loss) per share	$(0.05)	$-	$0.05	$(0.15)
Weighted average number of shares outstanding – diluted	2,817,471	3,116,460	2,838,584	3,121,035